The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not offers to sell these securities and are not solicitations of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-127351
333-127351-01

SUBJECT TO COMPLETION, DATED JULY 10, 2006

PROSPECTUS SUPPLEMENT

(To prospectus dated August 30, 2005)

TELECOM ITALIA CAPITAL

$                    % Guaranteed Senior Notes due

$                    % Guaranteed Senior Notes due

$                     Guaranteed Senior Floating Rate Notes due

Guaranteed on a senior, unsecured basis by Telecom Italia S.p.A.

Interest on the             notes and the             notes will be paid on              and              of each year, beginning on                 , 2006. The             notes will mature on     ,          and the              notes will mature on                 ,              .

Interest on the floating rate notes will be paid at a rate equal to the then applicable U.S. dollar three-month LIBOR rate, which will be reset quarterly, plus     %, and will be paid on                     ,            ,                 and              of each year, beginning on                     , 2006. The floating rate notes will mature on                     ,             .

Telecom Italia Capital, a société anonyme, or TI Capital, and Telecom Italia S.p.A., or Telecom Italia, may redeem some or all of the notes at any time on and after                     , 2008 at the redemption prices described in this prospectus supplement. The notes may also be redeemed at 100% of their principal amount in whole but not in part upon the occurrence of certain tax events described in this prospectus supplement and the accompanying prospectus.

The notes will be unsecured obligations and will rank equally with TI Capital’s other unsecured senior indebtedness. The notes will be fully, unconditionally and irrevocably guaranteed by Telecom Italia. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000.

Application will be made following issuance of the notes to list the notes on the regulated market of the Luxembourg Stock Exchange.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-15 of this prospectus supplement as well as in Telecom Italia’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 that is incorporated by reference herein, beginning on page 4.

	Per • Note	Total	Per • Note	Total	Per Floating Rate Note	Total
Public Offering Price(1)%		$	%	$	%	$
Underwriting Discount	%	$	%	$	%	$
Proceeds, before expenses, to Telecom Italia Capital	%	$	%	$	%	$

(1)	Plus accrued interest from , 2006, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect the notes will be ready for delivery in book-entry form only through The Depository Trust Company and its participants including Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme Luxembourg, on or about                     , 2006.

Joint Bookrunners

CREDIT SUISSE	JPMORGAN

LEHMAN BROTHERS

MERRILL LYNCH & CO.	MORGAN STANLEY

The date of this prospectus supplement is                 , 2006.

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any free writing prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date later than the date on the front of this prospectus supplement.

S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes being offered. The second part, the base prospectus, gives more general information, some of which may not apply to the notes being offered. Generally, when we refer only to the prospectus, we are referring to both parts combined and, when we refer to the accompanying prospectus, we are referring to the base prospectus.

If the description of notes varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

CERTAIN DEFINED TERMS

In this prospectus supplement and the accompanying prospectus, references to the “Issuer” and “TI Capital” refer to Telecom Italia Capital. References to the “Guarantor” and “Telecom Italia” refer to Telecom Italia S.p.A. References to “we”, “us” and “our” refer to Telecom Italia Capital or, if the context so requires, also to Telecom Italia S.p.A. and, if the context so requires, its consolidated subsidiaries (including TI Capital). References to “Telecom Italia Group” refer to Telecom Italia S.p.A. and its consolidated subsidiaries (including TI Capital). References to “Old Telecom Italia” refer to Telecom Italia S.p.A. and its consolidated subsidiaries as they existed immediately prior to August 4, 2003, the effective date of the merger (the “Merger”) between Olivetti S.p.A. (“Olivetti”) and Old Telecom Italia.

WHERE YOU CAN FIND MORE INFORMATION

Telecom Italia

Telecom Italia is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and files annual reports and other information with the U.S. Securities and Exchange Commission (“SEC”). You may read and copy any document Telecom Italia files with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Since November 4, 2002, Telecom Italia has been required to file and furnish its documents to the SEC on EDGAR, the SEC’s electronic filing system. All such filings made since such date can be reviewed on EDGAR by going to the SEC’s website: http://www.sec.gov.

On completion of the Merger on August 4, 2003, Olivetti changed its name to Telecom Italia S.p.A. and succeeded to the Exchange Act information requirements of Old Telecom Italia. All annual reports on Form 20-F and reports on Form 6-K filed or furnished with the SEC prior to August 4, 2003, were so filed or furnished by Old Telecom Italia. As a foreign private issuer, Telecom Italia is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Telecom Italia’s officers, directors and controlling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Telecom Italia’s ordinary share ADSs and savings share ADSs are listed on the New York Stock Exchange and you can inspect Telecom Italia’s reports and other information at the New York Stock Exchange Inc., 20 Broad Street, New York, New York.

S-ii

TI Capital

TI Capital is a directly and indirectly wholly-owned subsidiary of Telecom Italia, organized under the laws of Luxembourg. TI Capital does not, and will not, file separate reports with the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC in other documents, which means:

•	incorporated documents are considered part of this prospectus;

•	Telecom Italia can disclose important information to you by referring you to those documents; and

•	information in this prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus, and information that Telecom Italia files with the SEC after the date of this prospectus automatically updates and supersedes this prospectus. In all cases, you should rely on the information contained in a document that was filed later over differing information included in this prospectus or the prospectus supplement.

We are incorporating by reference the following documents:

•	Telecom Italia’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “Telecom Italia Annual Report”) (File No. 001-13882) filed with the SEC on May 19, 2006;

•	Telecom Italia’s reports on Form 6-K filed with the SEC on May 16, 2006, which describes a possible sale of preferred shares indirectly held by Telecom Italia in TIM Participações S.A., and on July 3, 2006, which announced the cancellation of such possible sale; and

•	Telecom Italia’s report on Form 6-K filed with the SEC on July 10, 2006, which includes Telecom Italia’s unaudited interim consolidated financial information for the three-month period ended March 31, 2006.

We also incorporate by reference each of the following documents that Telecom Italia will file with the SEC after the date of this prospectus until such time as all of the notes covered by this prospectus supplement have been sold:

•	reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act; and

•	any future reports filed on Form 6-K that indicate they are incorporated by reference in this prospectus.

You may obtain a copy of any of the documents referred to above (excluding exhibits) at no cost by contacting Telecom Italia or TI Capital at the following respective addresses:

Telecom Italia S.p.A.

Piazza degli Affari 2

20123 Milan

Italy

(+39-02-85951)

Attention: Alex Bolis

Telecom Italia Capital

12, rue Eugène Ruppert

L-2453

Luxembourg

(+352-4560601)

Attention: Adriano Trapletti

S-iii

NOTICE TO INVESTORS

You understand that the notes will only be offered and sold to investors who are resident for income tax purposes in countries listed in the Decree of the Ministry of Finance of Italy of September 4, 1996 as amended. A copy of the decree can be obtained from the website of the Ministry of Finance of Italy at www.finanze.it. See “Description of the Debt Securities and Guarantees—Transfer Restrictions” in the accompanying prospectus and “Description of Notes and Guarantees—Transfer Restrictions” in this prospectus supplement. You also understand that it is the intention of Telecom Italia that the notes will be held only by investors resident in countries identified in the above mentioned decree. If Telecom Italia becomes the obligor under the notes due to substitution or otherwise (see “Description of Debt Securities and Guarantees—Mergers and Similar Events” in the accompanying prospectus) and Telecom Italia were obligated to withhold on any payments made on the notes, there would be no obligation to gross up such payments to investors resident in the countries identified in the above Decree (including investors resident in the United States) who do not furnish the required certifications under applicable Italian tax requirements. See “Description of Notes and Guarantees—Payment of Additional Amounts” in this prospectus supplement and “Description of Debt Securities and Guarantees—Payment of Additional Amounts” in the accompanying prospectus.

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) the notes have not been offered and will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the notes may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State (provided that the notes have not been and will not be offered, sold or delivered in Italy or to investors resident in Italy) at any time:

•	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the foregoing, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

S-iv

NOTICE TO INVESTORS IN ITALY

The notes have not been and will not be offered, sold or delivered in Italy or to investors resident in Italy and copies of this prospectus or any materials relating to the notes may not be distributed in Italy. Trading in the notes on the secondary market in Italy may be subject to restrictions pursuant to Italian law. In particular, sales of the notes in Italy by professional investors to persons who are not professional investors should be made, for one year from the issuance, using an Italian information document drafted in accordance with Article 100bis, paragraph 2, of the Legislative Decree no. 58 of February 24, 1998, as subsequently amended (so-called “Unified Financial Act” (“UFA”)), failing which such professional investors would be liable for the solvency of the issuer vis-a-vis any purchasers of the notes who are not professional investors. Furthermore, in the case an Italian investor were to purchase the notes on the secondary market and were holding the notes at the time of the optional redemption (see “Description of the Notes and Guarantees—Redemption at TI Capital’s Option” on page S-22 of this prospectus supplement), in certain cases there may be adverse tax consequences including the application of a 20% surtax. Italian investors holding the notes will be responsible for such adverse tax consequences and no additional amounts will be paid in connection therewith by TI Capital or Telecom Italia.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

The prospectus is being distributed in the United Kingdom only to persons of the kind described in Article 19(5) (“investment professionals”) or Article 49(2) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or to persons to whom it may otherwise lawfully be issued (collectively, “relevant persons”). By accepting delivery of this prospectus the recipient warrants and acknowledges that it is a relevant person. This prospectus must not be acted or relied upon by persons who are not relevant persons.

NOTICE TO INVESTORS IN FRANCE

In France, the notes may not be directly or indirectly offered or sold to the public, and offers and sales of the notes will only be made in France to qualified investors or to a restricted circle of investors, acting for their own accounts or to persons providing the investment service of portfolio management with third parties’ funds, in accordance with article L. 411-2 of the Code monétaire et financier. Accordingly, this prospectus has not been submitted for clearance to the Autorités des Marchés Financiers. Neither this prospectus nor any other offering material may be distributed to the public in France. In the event that the notes purchased by investors are directly or indirectly offered or sold to the public in France, the conditions set forth in Articles L. 412-1 and L. 621-8 of the Code monétaire et financier must be satisfied.

STABILIZATION

In connection with the issue of the notes, Lehman Brothers Inc. and                      (collectively, the “Stabilizing Managers”) (or persons acting on behalf of the Stabilizing Managers) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Managers (or persons acting on behalf of the Stabilizing Managers) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment shall be conducted in accordance with all applicable laws and rules.

S-v

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus or any incorporated document may contain certain forward-looking statements, which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events and trends which may not prove to be accurate. The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	the level of demand for telecommunications services, particularly wireless telecommunications services in the maturing Italian market and for new higher value added products and services such as broadband;

•	our ability to achieve the planned synergies expected to be generated by the merger of Telecom Italia and Telecom Italia Mobile S.p.A., including expenses, capital expenditures and capacity to launch new convergent services;

•	the success of our customer loyalty and retention programs and the impact of such programs on our revenues;

•	the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently-adopted EU directives in Italy;

•	our ability to successfully implement the new structure following the merger of Telecom Italia Mobile S.p.A. into Telecom Italia;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	the continuing impact of rapid or “disruptive” changes in technologies;

•	the impact of political and economic developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to successfully implement our strategy over the 2006-2008 period;

•	our ability to successfully achieve our debt reduction targets;

•	our ability to successfully implement our Internet and broadband strategy both in Italy and abroad;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil and in Europe on broadband;

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

S-vi

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, the financial information contained in this prospectus supplement and incorporated by reference herein is prepared using International Financial Reporting Standards as adopted by the European Union (“IFRS”). Note 43 of the Notes to the audited consolidated financial statements of Telecom Italia included in the Telecom Italia Annual Report incorporated by reference in this prospectus supplement describes the material differences between IFRS and U.S. GAAP as they relate to Telecom Italia. No U.S. GAAP financial statements have been prepared for Telecom Italia.

Telecom Italia adopted IFRS for the first time in its annual consolidated financial statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (i.e., for Telecom Italia, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for Telecom Italia, January 1, 2004) and throughout all periods presented in the first IFRS financial statements.

For the purposes of the consolidated financial statements included in the Telecom Italia Annual Report incorporated herein by reference there are no differences between IFRS issued by the International Accounting Standards Board and IFRS adopted by the European Union, or EU.

The effect of the transition from Italian GAAP to IFRS as well as the choices made by Telecom Italia among the accounting options provided by IFRS are described in “Note 42—Transition to International Financial Reporting Standards (IFRS)” of the notes to the consolidated financial statements included in the Telecom Italia’s Annual Report incorporated herein by reference.

The currency used by Telecom Italia in preparing its consolidated financial statements is the euro. References to “€”, “euro” and “Euro” are to the euro, and references to “U.S. dollars”, “dollars”, “U.S.$” or “$” are to U.S. dollars. For the purpose of this prospectus, “billion” means a thousand million. On June 30, 2006, the Noon Buying Rate (as defined below) was euro 1=U.S. $1.2779. The noon buying rate is determined based on cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”).

S-vii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains key information about this offering and Telecom Italia’s financial results. It may not contain all the information that is important to you. For more information regarding the Telecom Italia Group and for a more complete understanding of the terms of the notes, and before making your investment decision, you should carefully read this prospectus supplement and the accompanying prospectus and the documents referred to in “Where You Can Find More Information” and “Incorporation by Reference”.

The Offering

The following summary contains basic information about the notes. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the “Description of Notes and Guarantees” section of this prospectus supplement and the “Description of Debt Securities and Guarantees” section of the accompanying prospectus which contain more detailed information regarding the terms and conditions of the notes and guarantees.

Issuer	TI Capital

Guarantor	Telecom Italia

Securities	$ % Guaranteed Senior Notes due (the “ notes”);

$ % Guaranteed Senior Notes due (the “ notes” and, together with the notes, the “fixed rate notes”); and

$ Guaranteed Senior Floating Rate Notes due (the “floating rate notes” and, together with the fixed rate notes, the “notes”)

Guarantee

Telecom Italia will irrevocably and unconditionally guarantee the full and punctual payment of principal, interest, additional amounts and all other amounts, if any, that may become due and payable in respect of the notes. If TI Capital fails to punctually pay any such amount, Telecom Italia will immediately pay the same.

Issue price	% of the principal amount for the notes;

% of the principal amount for the notes; and

% of the principal amount for the floating rate notes.

Maturities	for the notes;

for the notes; and

for the floating rate notes.

Interest rate	The notes will bear interest at a rate of % per annum; and the notes will bear interest at a rate of % per annum.

The floating rate notes will bear interest at the then applicable U.S. dollar three-month LIBOR rate, which rate will be reset quarterly, plus %.

The notes will bear interest from , 2006.

Interest payment dates	and , beginning on , 2006, for the notes.

and , beginning on , 2006, for the notes.

, , and , beginning on , 2006, for the floating rate notes.

Regular record dates	and for the notes.

and for the notes.

On the day that is 15 calendar days prior to each interest payment date for the floating rate notes.

Settlement date	, 2006.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million. The net proceeds of this offering are intended to be used for loans to the Telecom Italia Group companies for their general corporate purposes, which may include the repayment of existing indebtedness. See “Use of Proceeds.”

Ranking

The notes are unsecured by assets or property. The notes will rank equally in right of payment with all other senior unsecured indebtedness of TI Capital from time to time outstanding. The guarantee will rank equally in right of payment with all of Telecom Italia’s senior unsecured indebtedness.

Payment of additional amounts

TI Capital, as issuer, and Telecom Italia, as guarantor, will pay additional amounts in respect of any payments of interest or principal so that the amount you receive after Luxembourg or Italian withholding tax will equal the amount that you would have received if no withholding of tax had been applicable, subject to some exceptions as described under “Description of Notes and Guarantees—Payment of Additional Amounts” in this prospectus supplement and “Description of Debt Securities and Guarantees—Payment of Additional Amounts” in the accompanying prospectus. See also “Description of Debt Securities and Guarantees—Transfer Restrictions.”

Optional redemption	Beginning on , 2008, the fixed rate notes will be redeemable in whole or in part at TI Capital’s option at any time at a redemption price equal to the greater of:

• 100% of the principal amount of the applicable fixed rate notes, or

•    as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued and unpaid as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus:

basis points for the notes,

basis points for the notes,

plus accrued and unpaid interest thereon to the date of redemption.

Beginning on , 2008, the floating rate notes will be redeemable in whole or in part at TI Capital’s (or TI Capital successor’s) option at any time at a redemption price equal to the greater of:

• 100% of the principal amount of the applicable floating rate notes; or

•    the sum of the present values of the remaining scheduled payments of principal and interest (assuming that LIBOR through maturity would remain constant as of the date of redemption) thereon (not including any portion of such payments of interest accrued and unpaid as of the date of redemption) discounted to the redemption date on a bond-equivalent yield basis (using the same interest rate convention as that used in computing interest on the floating rate notes) at a rate per annum equal to LIBOR as of the redemption date, [minus]              basis points,

plus accrued and unpaid interest thereon to the date of redemption.

See “Description of Notes and Guarantees—Redemption at TI Capital’s Option”.

Tax redemption

If, due to changes in Italian or Luxembourg laws relating to withholding taxes applicable to payments of principal or interest, or in connection with certain merger or similar transactions of Telecom Italia or TI Capital, TI Capital, as issuer, or Telecom Italia, as guarantor (or its respective successors), is obligated to pay additional amounts on the notes, TI Capital may redeem the outstanding notes in whole, but not in part, at any time at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Form and denomination	Delivery of the notes is expected to be made on or about , 2006 as described below.

The notes will be issued only in fully registered form in minimum denominations of $2,000 and integral multiples of $1,000, unless otherwise specified by us. Each series of the notes will be evidenced by a separate note in global form, which will be deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”).

You may hold a beneficial interest in the global notes through DTC, directly as a participant in DTC or indirectly through financial institutions that are DTC participants. Both Euroclear and Clearstream are DTC participants. As an owner of a beneficial interest in the global notes, you will generally not be entitled to have your notes registered in your name, will not be entitled to receive certificates in your name evidencing the notes and will not be considered the holder of any notes under the indenture for the global notes.

Mergers and assumptions

Each of TI Capital and Telecom Italia is generally permitted to consolidate or merge with another company. TI Capital will be permitted to merge with an Italian company and either Telecom Italia or any Italian subsidiary of Telecom Italia will be permitted to assume the obligations of TI Capital subject to the delivery of certain legal opinions. To the extent that an Italian company, including Telecom Italia or any Italian subsidiary of Telecom Italia, will become the obligor under the notes and that such Italian company will be required to withhold on any payments made on the notes, there would be no obligation to gross up such payments to investors (including investors resident in the United States) who do not furnish the required certifications under applicable Italian tax requirements.

Luxembourg listing

TI Capital will, following issuance of the notes, apply to list the notes on the regulated market of the Luxembourg Stock Exchange in accordance with the rules and regulations of the regulated market of the Luxembourg Stock Exchange.

Trustee, principal paying agent, registrar and calculation agent	JPMorgan Chase Bank, N.A.

Governing law	New York. For the avoidance of doubt, the provisions of Articles 86 to 94-8 of the Luxembourg law on commercial companies of 10 August 1915, as amended, are excluded.

Ratings	Telecom Italia’s long-term rating is Baa2 with a stable outlook according to Moody’s, BBB+ with a negative outlook according to Standard & Poors and BBB+ with a stable outlook according to Fitch.

A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization and each rating should be evaluated independently of any other rating.

Risk factors

Prospective purchasers of the notes should consider carefully all of the information set forth in this prospectus and, in particular, the information set forth under “Risk Factors” and “Description of the Debt Securities and Guarantees—Transfer Restrictions” in the accompanying prospectus.

Selling restrictions	There are restrictions on persons that can be sold notes, and on the distribution of this prospectus, as described in “Underwriting”.

Transfer restrictions	Investors should also note that under certain circumstances Italian taxes could apply. See “Description of Notes and Guarantees—Transfer Restrictions”.

Further issues

TI Capital may issue as many distinct series of notes under the indenture as it wishes. TI Capital may, subject to certain conditions, without the consent of any holder of the notes, “reopen” any series of the notes and issue additional notes having the same ranking, maturity and other terms (except for the issue date and issue price) as the notes of the applicable series offered pursuant to this prospectus. Any further issue will be considered to be part of the notes of the applicable series offered hereby, will be fungible therewith after any applicable restricted period and will rank equally and ratably with the notes of the applicable series offered hereby.

Summary Selected Financial Information

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2004 and 2005, which have been extracted or derived from the consolidated financial statements of the Telecom Italia Group prepared in accordance with IFRS and audited by the independent registered public accounting firm Reconta Ernst & Young S.p.A.

Unless otherwise indicated, amounts presented in this section are prepared in accordance with IFRS. Certain U.S. GAAP statement of operations and balance sheet amounts have been presented for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. For additional information about the U.S. GAAP reconciliation, for the years ended December 31, 2004 and 2005, you should read “Note 43—Reconciliation of IFRS as adopted by the EU to U.S. GAAP” to the audited consolidated financial statements of Telecom Italia included in the Telecom Italia Annual Report incorporated in this prospectus supplement by reference.

Until December 31, 2004, Telecom Italia prepared its consolidated financial statements and other interim financial information (including quarterly and semi-annual data) in accordance with Italian GAAP. Pursuant to SEC Release 33-8567, “First-Time Application of International Financial Reporting Standards”, Telecom Italia is only required to include consolidated financial statements for the years ended December 31, 2004 and 2005 (earlier periods are not required to be included).

The accompanying IFRS financial data has been prepared in accordance with IFRS effective at December 31, 2005. For the purposes of the consolidated financial statements included in the Telecom Italia Annual Report and incorporated by reference in this prospectus supplement, there are no differences between IFRS issued by the International Accounting Standards Board and IFRS adopted by the EU.

For a more complete description of the adoption of IFRS please see “Item 5. Operating and Financial Review and Prospects—5.4 Adoption of International Financial Reporting Standards” as well as “Note 42—Transition to International Financial Reporting Standards (IFRS)” of the Notes to the consolidated financial statements included in the Telecom Italia Annual Report incorporated in this prospectus supplement by reference.

The selected financial data below should be read in conjunction with the consolidated financial statements and notes thereto included in the Telecom Italia Annual Report incorporated in this prospectus supplement by reference.

	Year ended December 31,
	2004	2005		2005
	(millions of Euro)			(millions of U.S. dollars)(1)
Statement of Operations Data in accordance with IFRS:
Revenues(2)	28,292	29,919		38,233

Operating income(2)	7,603	7,499		9,583

Net income from continuing operations	2,952	3,140		4,013
Net income (loss) from discontinued operations/assets held for sale	(118)	550		703

Net income	2,834	3,690		4,716

of which:
• Net income attributable to the Telecom Italia Group	1,815	3,216		4,110
• Net income attributable to Minority interests	1,019	474		606

	Year ended December 31,
	2004	2005		2005
	(thousands of Euro, except percentages and per share amounts)			(thousands of U.S. dollars, except percentages and per share amounts)(1)
Financial Ratios in accordance with IFRS:
—Revenues/Employees (average number in the Telecom Italia Group, excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including temporary employees) (2)(3)	355.4	374.6		478.7
—Operating income/Revenues (ROS)(%)	26.9	25.1		25.1

Basic and Diluted earnings per Share(4):
—Ordinary Share	0.11	0.17		0.22
—Savings Share	0.12	0.18		0.23
Of which:
—From continuing operations:
• Ordinary Share	0.12	0.14		0.18
• Savings Share	0.13	0.15		0.19
—From discontinued operations/assets held for sale:
• Ordinary Share	(0.01)	0.03		0.04
• Savings Share	(0.01)	0.03		0.04

Dividends:
• per Ordinary Share	0.1093	0.1400	(5)	0.1789
• per Savings Share	0.1203	0.1510	(5)	0.1930

	As of December 31,
	2004	2005	2005
	(millions of Euro, except percentages and employees)		(millions of U.S. dollars, except percentages and employees)(1)
Balance Sheet Data in accordance with IFRS:
Total assets	81,834	96,010	122,691

Shareholders’ equity:
Shareholders’ equity attributable to the Telecom Italia Group	16,248	25,662	32,793
Shareholders’ equity attributable to Minority Interests	4,550	1,323	1,691

Total shareholders’ equity	20,798	26,985	34,484

Total liabilities	61,036	69,025	88,207

Total shareholders’ equity and liabilities	81,834	96,010	122,691

Share capital(6)	8,809	10,599	13,544

Financial Ratios in accordance with IFRS:
Net financial debt/Net invested capital (debt ratio)(%)(7)	61.2	59.6	59.6
Employees (number in the Telecom Italia Group at year-end, excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including temporary employees)(2)	82,620	85,484	—

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	(millions of Euro, except per share amounts)					(millions of U.S. dollars, except per share amounts)(1)
Statement of Operations Data in accordance with U.S. GAAP:
Revenues	27,025	26,769	27,290	28,292	29,921	38,236

Operating income	3,159	6,724	7,626	6,822	5,874	7,506

Net income (loss) before minority interests, discontinued operations/assets held for sale and cumulative effect of accounting changes	(3,001)	6,272	3,064	2,899	1,962	2,507
Minority interests	18	(3,016)	(1,523)	(1,167)	(479)	(612)
Net income (loss) from discontinued operations/ assets held for sale	(1,043)	(1,300)	319	(191)	409	523
Cumulative effect of accounting changes, net of taxes	20	—	(19)	—	47	60

Net income (loss)(8)	(4,006)	1,956	1,841	1,541	1,939	2,478

Basic and Diluted earnings per Ordinary Share(9):
Net income (loss) after minority interests per Ordinary Share from continuing operations	(0.87)	0.80	0.17	0.10	0.08	0.10
Net income (loss) after minority interests per Ordinary Share from discontinued operations/assets held for sale	(0.31)	(0.32)	0.04	(0.01)	0.02	0.03
Net income (loss) after minority interests per Ordinary Share from cumulative effect of accounting changes	0.01	0.00	(0.01)	0.00	0.00	0.00

Net income (loss) per Ordinary Share	(1.17)	0.48	0.20	0.09	0.10	0.13

Basic and Diluted earnings per Savings Share(9):
Net income (loss) after minority interests per Savings Share from continuing operations	—	—	0.18	0.11	0.09	0.11
Net income (loss) after minority interests per Savings Share from discontinued operations/ assets held for sale	—	—	0.04	(0.01)	0.02	0.03
Net income (loss) after minority interests per Savings Share from cumulative effect of accounting changes	—	—	(0.01)	0.00	0.00	0.00

Net income (loss) per Savings Share	—	—	0.21	0.10	0.11	0.14

	As of December 31,
	2001	2002	2003	2004	2005	2005
	(millions of Euro)					(millions of U.S. dollars)(1)
Balance Sheet Data in accordance with U.S. GAAP:
Total Assets	104,212	93,367	108,335	106,919	123,304	157,570

Shareholders’ equity(10)	13,611	15,221	35,067	34,827	44,631	57,034

Total liabilities(11)	90,601	78,146	73,268	72,092	78,673	100,536

Total shareholders’ equity and liabilities	104,212	93,367	108,335	106,919	123,304	157,570

Share capital(6)	8,570	8,630	8,798	8,809	10,599	13,544

	As of December 31,
	2001	2002	2003	2004	2005
Statistical Data:
Wireline:
Subscriber fixed-lines in Italy (thousands)(12)	27,353	27,142	26,596	25,957	25,049
—of which: ISDN equivalent lines in Italy (thousands)(12)	5,403	5,756	6,027	5,805	5,459
Broadband Access(13):
• in Italy (thousands)	390	850	2,040	4,010	5,707
• in Europe (thousands)	—	—	160	420	1,313
Voice Offers in Italy (thousands)(14)	4,094	5,224	5,547	5,883	6,392
Page views Virgilio (millions)	3,945	5,267	6,612	7,902	9,842
Unique users Virgilio (monthly average number) (millions)	6.5	9.5	12.0	13.9	15.7
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	104.3	104.3	105.2	105.2	105.2
• access network and transport in fiber optics (millions of km of fiber optics)	3.2	3.6	3.6	3.7	3.7
Network infrastructure abroad:
• European backbone (km of fiber optics)	36,600	36,600	39,500	39,500	51,000
Mobile:
Mobile lines in Italy at period-end (thousands)(15)	23,946	25,302	26,076	26,259	28,576
Foreign mobile lines at period-end (thousands)(16)	4,558	5,335	8,304	13,588	20,171
Total mobile lines at period-end (Italy + foreign in thousands)(16)	28,504	30,637	34,380	39,847	48,747
GSM coverage in Italy (% of population)	99.7	99.8	99.8	99.8	99.8
Media:
La7 average audience share for the year (%)	2.0	1.8	2.2	2.4	2.7
La7 average audience share for the month of December (%)	1.8	2.1	2.2	2.6	3.1

(1)	For the convenience of the reader, Euro amounts for 2005 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on June 30, 2006 of €1.00 = U.S.$1.2779.
(2)	The table below sets forth revenues, operating income, capital expenditures and number of employees by Business Units, for the last two years:

	Period	Wireline (a)(b)	Mobile	Media (a)	Olivetti (d)	Other Activities (b)(c)	Adjustments and eliminations	Consolidated Total
	(millions of Euro, except number of employees)
Revenues(e)	2005	17,802	12,963	180	452	1,680	(3,158)	29,919
	2004	17,431	11,712	168	590	1,635	(3,244)	28,292

Operating income	2005	4,566	3,661	(130)	(38)	(615)	55	7,499
	2004	4,756	3,850	(93)	17	(715)	(212)	7,603

Capital	2005	2,670	2,118	65	19	308	(7)	5,173
expenditures	2004	2,267	2,288	39	15	393	—	5,002

Number of employees at year-end(f)	2005 2004	55,990 54,090	20,767 18,743	886 1,077	1,750 2,109	6,091 6,601	— —	85,484 82,620

(a)	On June 1, 2005, Telecom Italia acquired all of Telecom Italia Media’s Internet activities (Nuova Tin.it and Matrix); as a result, the Internet activities are included in the Wireline Business Unit for all periods presented, while they have been considered as discontinued operations in the Media Business Unit.

(b)	The operating activity IT Group is no longer presented since it is now included in the Wireline Business Unit and in Other Activities following the merger of IT Telecom with Telecom Italia which took place at the end of 2004.
(c)	Entel Bolivia group is included in Other Activities.
(d)	On April 5, 2005, Olivetti Tecnost S.p.A. changed its name to Olivetti S.p.A.
(e)	Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).
(f)	The number of employees at year-end excludes employees relating to the consolidated companies considered as discontinued operations/asset held for sale, and includes temporary employees. For purposes of comparison with December 31, 2005, the number of employees at December 31, 2004 has been adjusted in order to include as discontinued operations/assets held for sale those companies that are considered as such at December 31, 2005.

(3)	The average number of employees in the Telecom Italia Group (excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including temporary employees) was 79,602 and 79,869 in 2004 and 2005, respectively.
(4)	In accordance with IAS 33 “Earnings per share,” basic earnings per Ordinary Share is calculated by dividing the Telecom Italia Group’s net income available to shareholders by the weighted average number of shares outstanding during the year, excluding treasury shares.

Since Telecom Italia has both Ordinary Shares and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

•	Ordinary Shares was 10,208,327,613 for the year ended December 31, 2004 and 12,283,195,845 for the year ended December 31, 2005; and

•	Savings Shares was 5,795,921,069 for the year ended December 31, 2004 and 5,930,204,164 for the year ended December 31, 2005.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. Telecom Italia’s net income is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(5)	Telecom Italia’s dividend coupons for the year ended December 31, 2005 were clipped on April 24, 2006 and were payable from April 27, 2006.
(6)	Share capital represents share capital issued net of the par value of treasury shares.
(7)

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10 of Regulation S-K under the Exchange Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations, represented by gross debt, from our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or Net Financial Debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31,
	2004	2005
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
Financial payables	36,862	40,252
Finance lease liabilities	1,860	1,894
Other financial liabilities	3	—

	38,725	42,146

Current financial liabilities (Short-term debt), excluding financial debt relating to discontinued operations/assets held for sale
Financial payables	4,168	9,572
Finance lease liabilities	227	234
Other financial liabilities	5	6

	4,400	9,812

Financial debt relating to discontinued operations/assets held for sale	188	143

TOTAL GROSS FINANCIAL DEBT (A)	43,313	52,101

FINANCIAL ASSETS
Non-current financial assets
Securities other than equity investments	7	8
Financial receivables and other non-current financial assets	386	988

	393	996

Current financial assets, excluding financial assets relating to discontinued operations/assets held for sale
Securities other than equity investments	457	378
Financial receivables and other current financial assets	662	509
Cash and cash equivalents	8,855	10,323

	9,974	11,210

Financial assets relating to discontinued operations/assets held for sale	84	37

TOTAL FINANCIAL ASSETS (B)	10,451	12,243

NET FINANCIAL DEBT (A-B)	32,862	39,858

(8)	Excludes Minority interests.
(9)

In accordance with U.S. GAAP, the Net income (loss) per Ordinary Share has been calculated using the two class method, since Telecom Italia has both Ordinary Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standards No. 128, “Earnings per Share,” Basic earnings per share is computed by dividing income available to shareholders by the weighted average number of shares outstanding. For the purpose of these calculations, the weighted average number of

Ordinary Shares was 3,424,694,178 for the year ended December 31, 2001 and 4,054,375,543 for the year ended December 31, 2002. The weighted average number of Ordinary Shares and Savings Shares was 6,620,513,494 and 2,414,967,112 for the year ended December 31, 2003, 10,208,327,613 and 5,795,921,069 for the year ended December 31, 2004 and 12,283,195,845 and 5,930,204,164 for the year ended December 31, 2005. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares in addition to dividends paid on the Ordinary Shares. The calculations also take into account that in 2001 and 2002 (after the redenomination of the share capital into Euro following the resolution taken by the Extraordinary Shareholders’ Meeting held on July 4, 2000) the par value of Ordinary Shares was €1 per share, and that in 2003, after the Merger, the par value of Ordinary Shares and Savings Shares was reduced to €0.55 per share.

For diluted earnings per share the weighted average number of shares outstanding is increased to include any potential common shares and is adjusted for any changes to income that would result from the assumed conversion of those potential common shares.

(10)	Shareholders’ equity under U.S. GAAP is calculated after elimination of minority interests.
(11)	Includes minority interests.
(12)	Data exclude internal lines.
(13)	Number of contracts.
(14)	Number of contracts; data include Teleconomy, Hellò and other business voice offers.
(15)	Includes services under all standards (TACS, GSM and UMTS), including Prepaid Customers, and excludes the “silent” lines.
(16)	Comprises foreign lines of the subsidiaries included in the Mobile Business Unit and excludes those of the mobile subsidiaries considered as discontinued operations/assets held for sale.

Recent Developments

On May 8, 2006, Telecom Italia announced its financial results for the three-month period ended March 31, 2006. Please see Telecom Italia’s report on Form 6-K filed with the SEC on July 10, 2006 incorporated herein by reference.

On May 16, 2006, Telecom Italia announced the possible sale of preferred shares indirectly held by Telecom Italia in TIM Participações S.A. Please see Telecom Italia’s report on Form 6-K filed with the SEC on May 16, 2006 incorporated herein by reference. On July 3, 2006, Telecom Italia announced the cancellation of the possible partial offering of the preferred shares indirectly held by Telecom Italia in TIM Participações S.A., as a consequence of the negative performance and increased volatility of the international equity markets. For further information, please see Telecom Italia’s report on Form 6-K filed with the SEC on July 3, 2006 and incorporated herein by reference.

On May 25, 2006, Telecom Italia, having obtained approval from the relevant Venezuelan authority (Conatel, Venezuela’s National Telecommunications Authority), disposed of 100% of the outstanding capital stock of Corporaciòn Digitel C.A. to Telvenco S.A. The value of the transaction, approximately U.S.$425 million, is expected to result in a reduction in the Telecom Italia Group’s debt of approximately U.S.$370 million (the difference between this reduction in debt compared to the reduction announced upon the signing of the transaction on January 19, 2006, is mainly due to closing adjustments). The transaction is expected to be completed in the next few months, subject to the authorization of the Venezuelan foreign exchange authority.

On June 9, 2006, Telecom Italia S.p.A. issued a floating rate note in the nominal amount of €750 million with a quarterly coupon indexed to the 3-month Euribor plus 0.22%, issue price 100%, maturing on June 9, 2008. The transaction, made as a private placement, is part of Telecom Italia’s €15 billion Euro Medium Term Note (EMTN) Programme.

Telecom Italia S.p.A.

Telecom Italia S.p.A. is incorporated as a joint stock company (Società per Azioni) under the laws of Italy. The duration of the company extends until December 31, 2100. The registered office and principal executive offices of Telecom Italia are at Piazza degli Affari 2, 20123 Milan, Italy. The telephone number is +39-02-85951.

Telecom Italia Capital

TI Capital is a limited liability company (société anonyme) organized under the laws of Luxembourg, incorporated on September 27, 2000 and is a directly and indirectly wholly-owned subsidiary of Telecom Italia. TI Capital is registered with the Registre du Commerce et des Sociétés of Luxembourg under B-77.970.

TI Capital’s registered office and postal address is 12 rue Eugène Ruppert, L-2453, Luxembourg and its telephone number is + 352-456060-1.

RISK FACTORS

An investment in the notes will involve a degree of risk, including those risks which are described in this section. You should carefully consider the following discussion of risks, as well as the risks relating to our business that are set forth in “Item 3. Key Information – 3.1 Risk Factors” in the Telecom Italia Annual Report incorporated by reference in this prospectus, and the other information contained or incorporated by reference in this prospectus before deciding to purchase the notes.

Risks Associated with the Offering

Servicing our debt obligations requires a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to pay the principal of and interest on the notes, our credit facilities and other debt securities depends, among other things, upon our future financial performance and our ability to refinance indebtedness, if necessary. Our business may not generate sufficient cash flow to satisfy our debt service obligations, and we may not be able to obtain funding sufficient to do so. If this occurs, we may need to reduce or delay capital expenditures or other business opportunities. In addition, we may need to refinance our debt, obtain additional financing or sell assets to raise cash, which we may not be able to do on commercially reasonable terms, if at all.

A downgrade in our credit ratings could limit our ability to market securities, increase our borrowing costs and/or hurt our relationships with creditors.

Our credit ratings, which are intended to measure our ability to meet our debt obligations, are an important factor in determining our cost of borrowing funds. The interest rates of our borrowings are largely dependent on our credit ratings. Telecom Italia’s long-term rating is Baa2 with a stable outlook according to Moody’s, BBB+ with a negative outlook according to Standard & Poors and BBB+ with a stable outlook according to Fitch. A downgrade of our credit ratings, resulting from our acquisition and divestiture activity, our dividend policy or otherwise, would likely increase our cost of borrowing and adversely affect our results of operations.

A downgrade of our credit ratings could also limit our ability to raise capital or our subsidiaries’ ability to conduct their businesses. A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization and each rating should be evaluated independently of any other rating.

The notes will be effectively subordinated to our secured debt.

The notes will not be secured by any of our assets. Therefore, in the event of our bankruptcy, liquidation or reorganization, holders of our secured debt will have claims with respect to the assets securing their debt that have priority over your claims as holders of the notes. To the extent that the value of the secured assets is insufficient to repay our secured debt, holders of the secured debt would be entitled to share in any of our remaining assets equally with you and any other senior unsecured lenders.

An active trading market for the notes may not develop or continue.

Although we expect the notes to be listed on the regulated market of the Luxembourg Stock Exchange, TI Capital cannot assure you regarding the future development or continuance of a market for the notes or the ability of holders of the notes to sell their notes or the price at which such holders may be able to sell their notes. The notes could trade at prices that may be higher or lower than the offering price of the notes depending on many factors, including prevailing interest rates and interest rate spreads, Telecom Italia’s operating results and the market for similar securities. The underwriters have advised us that they currently intend to make a market in the notes as permitted by applicable laws and regulations; however, the underwriters are not obligated to do so, and any such market-making activities with respect to the notes may be discontinued at any time. There can be no assurance as to the liquidity of the Luxembourg or any other trading market for the notes or that an active public market for the notes will develop, or if developed, will continue.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the fiscal years ended December 31, 2004 and 2005 and for the three months ended March 31, 2005 and 2006 and U.S. GAAP for each of our fiscal years ended December 31, 2001 through 2005 are as follows:

	Year Ended December 31,					Three Months ended March 31, (Unaudited)
	2001(1)	2002(1)	2003(1)	2004	2005	2005	2006
IFRS	—	—	—	3.39	3.15	3.42	3.14
U.S. GAAP	0.62	2.05	2.88	3.84	2.61	—	—

(1)	Pursuant to SEC Release 33-8567, “First-Time Application of International Financial Reporting Standards”, under IFRS Telecom Italia is only required to include financial information for 2004 and 2005 and subsequent interim periods (earlier periods are not required to be included).

For purposes of calculating the ratio of “earnings to fixed charges”:

•	“earnings” is calculated by adding:

•	income from continuing operations before taxes and minority interests;

•	“fixed charges” (as defined below);

•	amortization of capitalized interest and issue debt discounts or premiums;

•	dividends from equity investments accounted for using the equity method; and

•	share of losses of equity investments accounted for using the equity method;

and then subtracting:

•	capitalized interest for the applicable period; and

•	share of earnings of equity investments accounted for using the equity method.

•	“fixed charges” is calculated by adding:

•	interest expenses (both expensed and capitalized);

•	issue costs and any original issue debt discounts or premiums; and

•	an estimate of the interest within rental expense for operating leases.

A ratio of less than one indicates that earnings are inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings for the year ended December 31, 2001 under U.S. GAAP was €1,281 million.

CAPITALIZATION

Telecom Italia Group

The following table provides as of March 31, 2006 the cash and cash equivalents, the current financial liabilities (short-term debt), the financial debt relating to discontinued operations/assets held for sale and the capitalization of the Telecom Italia Group in accordance with IFRS:

•	on an actual basis as of March 31, 2006; and

•	as adjusted to give effect to the issuance of the notes offered hereby.

	As of March 31, 2006
	Actual	As Adjusted
	(Unaudited) (millions of Euro)
Cash and cash equivalents	6,734	•

Current financial liabilities (Short-term debt), excluding financial debt relating to discontinued operations/assets held for sale	6,734	6,734

Financial debt relating to discontinued operations/assets held for sale	118	118

Non-current financial liabilities (Long-term debt)
Amounts due to banks	9,507	9,507
Convertible and exchangeable notes and bonds	462	462
Notes and bonds	27,607	27,607
Notes offered hereby(1)	—	•
Finance lease liabilities	1,899	1,899
Other financial liabilities	1,171	1,171

Total non-current financial liabilities (a)	40,646	•

Shareholders’ equity:
Share capital (2)	10,605	10,605
Additional paid-in capital	6,484	6,484
Reserves, retained earnings (accumulated losses), including net income for the period	9,627	9,627

Shareholders’ equity attributable to the Telecom Italia Group	26,716	26,716
Shareholders’ equity attributable to Minority Interests	1,362	1,362

Total shareholders’ equity (b)	28,078	28,078

Total capitalization (a+b)	68,724	•

(1)	The U.S. dollar amount has been translated into Euro using the Euro/U.S. Dollar exchange rate of Euro 1=U.S.$• in effect on •, 2006 as announced by the European Central Bank.

(2)	As of March 31, 2006, Telecom Italia’s share capital comprised:

•	13,380,670,771 Ordinary Shares (par value of €0.55 each, corresponding to €7,359,368,924.05) subscribed, issued and existing; and

•	6,026,120,661 Savings Shares (par value of €0.55 each, corresponding to €3,314,366,363.55) subscribed, issued and existing;

less:

•	125,816,387 treasury Ordinary Shares (par value of €0.55 each, corresponding to €69,199,012.85).

Since March 31, 2006, Telecom Italia S.p.A. issued, on June 9, 2006, a floating rate note in the nominal amount of €750 million with a quarterly coupon indexed to the 3-month Euribor plus 0.22%, issue price 100%, maturing on June 9, 2008. The transaction, made as a private placement, is part of Telecom Italia’s €15 billion Euro Medium Term Note (EMTN) Programme.

Telecom Italia Capital

The following table provides as of March 31, 2006 the cash and cash equivalents, the short-term debt and the capitalization of TI Capital in accordance with IFRS:

•	on an actual basis as of March 31, 2006; and

•	as adjusted to give effect to the issuance of the notes offered hereby.

	As of March 31, 2006
	Actual	As Adjusted
	(Unaudited) (thousands of Euro)
Cash and cash equivalents	10,263	•

Current financial liabilities (Short-term debt), excluding financial debt relating to discontinued operations/assets held for sale	216,637	216,637

Non-current financial liabilities (Long-term debt):
Amounts due to banks	57,242	57,242
Notes and bonds	7,807,280	7,807,280
Notes offered hereby(1)	—	•
Other financial liabilities	381,958	381,958

Total non-current financial liabilities (a)	8,246,480	•

Shareholders’ equity:
Share capital, 100,000 shares, nominal value €23.36 per share	2,336	2,336
Reserves, retained earnings (accumulated losses), including net income (loss) for the period	5,685	5,685

Total shareholders’ equity (b)	8,021	8,021

Total capitalization (a+b)	8,254,501	•

(1)	The U.S. dollar amount has been translated into Euro using the Euro/U.S. Dollar exchange rate of Euro 1=U.S.$• in effect on •, 2006 as announced by the European Central Bank.

Except as disclosed in this prospectus (including the documents incorporated by reference herein), there has not been any material change in the capitalization of the Telecom Italia Group since March 31, 2006 or of TI Capital since March 31, 2006.

USE OF PROCEEDS

We estimate that the net proceeds from the issuance and sale of the notes, after deducting the underwriting discount and expenses relating to the offering, will be approximately U.S.$         million, which at the exchange rate on             , 2006 of €1=U.S.$         as announced by the European Central Bank, corresponds to approximately €         million. These proceeds are intended to be used for loans to the Telecom Italia Group companies for their general corporate purposes, which may include the repayment of existing indebtedness.

DESCRIPTION OF NOTES AND GUARANTEES

General

The following description of the notes being offered supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. We refer you to that description set forth under “Description of Debt Securities and Guarantees.”

TI Capital will issue the notes under an indenture dated as of October 6, 2004 among TI Capital, Telecom Italia and JPMorgan Chase Bank, N.A., as trustee, as supplemented by a third supplemental indenture to be entered into among TI Capital, Telecom Italia and JPMorgan Chase Bank, N.A., as trustee. Herein we refer to the indenture as supplemented by the third supplemental indenture as the “indenture”. The trustee has normal banking relationships with us.

Application will be made following issuance of the notes to list the notes on the regulated market of the Luxembourg Stock Exchange. Nevertheless, we cannot assure you that an active public market for the notes will develop. The absence of an active public trading market could have an adverse effect on the liquidity and value of the notes.

After the closing of this offering the registration statement of which this prospectus forms a part may be used to offer up to the remaining $         billion of debt securities originally registered. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as any series of the notes, except for the issue price and the issue date. Any additional notes having such similar terms, together with the notes of the applicable series offered hereby, will constitute a single series of senior guaranteed notes under the indenture.

Principal, Maturity and Interest

General

The notes will be issued in three series referred to herein as the              notes, the             notes and the floating rate notes.

Unless previously redeemed, see “—Redemption at TI Capital’s Option” and “—Optional Tax Redemption”, the aggregate outstanding principal amount of each series of notes will be payable on the applicable maturity date.

Interest on the notes will be paid by check mailed to the persons in whose names the notes are registered at the close of business on the applicable record date or, at our option, by wire transfer to accounts maintained by such persons with a bank located in the United States. For so long as the notes are represented by global notes, we will make payments of interest by wire transfer to The Depository Trust Company (DTC) or its nominee, as the case may be, which will distribute payments to beneficial holders in accordance with its customary procedures.

The notes are not entitled to any sinking fund. The provisions of the indenture described in the accompanying prospectus under “Description of Debt Securities and Guarantees—Discharge and Defeasance” will apply to the notes.

Fixed Rate Notes

The              notes will be issued in an aggregate principal amount of $             and the             notes will be issued in an aggregate principal amount of $            . Each             note will mature             on and each             note will mature on             . The             notes and             the notes will bear interest at the respective

rates per annum shown on the cover page of this prospectus supplement. Interest will be calculated on the basis of a 360-day year comprised of twelve 30 day months. Interest on the             notes and the             notes will accrue from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for. We will pay interest on the              notes and              notes semi-annually in arrears on              and              of each year, commencing              , 2006, to holders of record at the close of business on the immediately preceding              and             , respectively.

If any interest payment date or the maturity of the              notes or the              notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after the interest payment date or maturity, as the case may be.

Business Day with respect to the fixed rate notes means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York, New York are generally authorized or obligated by law, regulations or executive order to close.

Floating Rate Notes

The floating rate notes will be issued in an aggregate principal amount of $            . The interest rate per annum for the floating rate notes will be reset quarterly on the first day of each interest period (as defined below) and will be equal to LIBOR (as defined below) plus     %, as determined by the calculation agent. The trustee will act as calculation agent. The amount of interest on each floating rate note for each day the floating rate notes are outstanding, which we refer to as the “daily interest amount,” will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the principal amount of such floating rate notes. The amount of interest to be paid on the floating rate notes for each interest period will be calculated by adding the daily interest amounts for each day in the interest period. Interest on the floating rate notes will accrue from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for.

We will pay interest on the floating rate notes quarterly in arrears on             ,             ,             and             of each year, commencing             , 2006, to holders of record on the day that is 15 calendar days prior to each interest payment date, respectively. Each of these dates on which we will pay interest on the floating rate notes is referred to as a “floating rate notes interest payment date.” The floating rate notes will mature on                     .

If any floating rate notes interest payment date, other than a floating rate notes interest payment date at maturity, falls on a day that is not a Business Day, the floating rate notes interest payment date will be postponed to the next Business Day, except that, if that Business Day falls in the next calendar month, then the floating rate notes interest payment date will be advanced to the immediately preceding Business Day. If the maturity of the floating rate notes falls on a day that is not a Business Day, we will make the required payment of principal, premium, if any, and interest on the next Business Day, and no interest on such payment will accrue for the period from and after the maturity.

Business Day with respect to the floating rate notes means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York, New York or London are generally authorized or obligated by law, regulations or executive order to close.

Except as described below for the first interest period, on each floating rate notes interest payment date we will pay interest for the period commencing on and including the immediately preceding floating rate notes interest payment date and ending on and including the next day preceding that floating rate notes interest payment date. We will refer to this period as an “interest period.” The first interest period will begin on and include             , 2006 and will end on and include             , 2006.

“LIBOR,” with respect to an interest period, shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London banking day after the determination date (as defined below) that appears on Telerate Page 3750 (as defined below) as of 11:00 a.m., London time, on the determination date. If Telerate Page 3750 does not include this rate or is unavailable on the determination date, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the determination date to prime banks in the London interbank market for deposits in a representative amount (as defined below) in United States dollars for a three-month period beginning on the second London banking day after the determination date. If at least two offered quotations are so provided, LIBOR for the interest period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the determination date for loans in a representative amount in United States dollars to leading European banks for a three-month period beginning on the second London banking day after the determination date. If at least two rates are so provided, LIBOR for the interest period will be the arithmetic means of those rates. If fewer than two rates are so provided, then LIBOR for the interest period will be LIBOR in effect with respect to the immediately preceding interest period.

“determination date” with respect to an interest period will be the second London banking day preceding the first day of the interest period.

“London banking day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“representative amount” means a principal amount that is representative for a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display designated as “Page 3750” on Moneyline Telerate, Inc. or any successor service (or such other page as may replace Page 3750 on that service or a successor service).

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded to 9.87655% (or 0.0987665)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The calculation agent will, upon the request of the holder of any floating rate note, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, shall be conclusive for all purposes and binding on us and holders of the floating rate notes.

Payment of Additional Amounts

For more information on additional amounts and the situations in which TI Capital and Telecom Italia may be required to pay additional amounts, see “Description of Debt Securities and Guarantees—Payment of Additional Amounts” in the accompanying prospectus.

Redemption at TI Capital’s Option

Fixed Rate Notes

Beginning on             , 2008, the fixed rate notes will be redeemable in whole or in part at TI Capital’s (or TI Capital successor’s) option at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the applicable fixed rate notes; or

•	as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued and unpaid as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus basis points for the notes and basis points for the notes, plus accrued and unpaid interest thereon to the date of redemption.

The definitions of certain terms used in the paragraph above are listed below.

Adjusted treasury rate means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third Business Day preceding the date fixed for redemption.

Comparable treasury issue means the U.S. Treasury security selected by the quotation agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

Comparable treasury price means, with respect to any redemption date, (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the quotation agent obtains fewer than five such reference treasury dealer quotations, the average of all such quotations.

Quotation agent means Lehman Brothers Inc., or such other agent as appointed by TI Capital or Telecom Italia, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by TI Capital or Telecom Italia.

Reference treasury dealer means:

•	Lehman Brothers Inc. or its affiliates which are primary U.S. Government securities dealers, or their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), TI Capital will substitute such reference treasury dealer with another primary treasury dealer; and

•	any three primary treasury dealers selected by the quotation agent after consultation with TI Capital or Telecom Italia.

Reference treasury dealer quotations means with respect to each reference treasury dealer and any redemption date, the average, as determined by the quotation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the quotation agent by such reference treasury dealer at 3:30 p.m. (New York City time) on the third Business Day preceding such redemption date.

Floating Rate Notes

Beginning on             , 2008, the floating rate notes will be redeemable in whole or in part at TI Capital’s (or TI Capital successor’s) option at any time at a redemption price equal to the greater of:

•	100% of the principal amount of the applicable floating rate notes; or

•	the sum of the present values of the remaining scheduled payments of principal and interest (assuming that LIBOR through maturity would remain constant as of the date of redemption) thereon (not including any portion of such payments of interest accrued and unpaid as of the date of redemption) discounted to the redemption date on a bond-equivalent yield basis (using the same interest rate convention as that used in computing interest on the floating rate notes) at a rate per annum equal to LIBOR as of the redemption date, [minus] basis points, plus accrued and unpaid interest thereon to the date of redemption.

General

Remaining scheduled payments means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

If less than all of a series of notes is to be redeemed at any time, selection of notes for redemption will be made by the trustee on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate; provided that notes with a principal amount of $2,000 will not be redeemed in part.

TI Capital will give DTC a notice of redemption at least 30 but not more than 60 days before the redemption date. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Unless TI Capital defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Optional Tax Redemption

In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that require us to pay additional amounts, as described in the accompanying prospectus under “Description of Debt Securities and Guarantees—Payment of Additional Amounts”, we may call all, but not less than all, of the notes for redemption. This means we may repay them early. You have no right to require us to call the notes. We discuss our ability to redeem the notes in greater detail under “Description of Debt Securities and Guarantees—Optional Tax Redemption” in the accompanying prospectus.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more global notes deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. See “Description of the Debt Securities and Guarantees—Book Entry System” and “Clearance and Settlement” in the accompanying prospectus.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made in immediately available funds.

Trustee

See “Description of Debt Securities and Guarantees—Regarding the Trustee” and “Description of Debt Securities and Guarantees—Events of Default” in the accompanying prospectus for a description of the trustee’s procedures and remedies available in the event of default.

Transfer Restrictions

You understand that the notes will only be offered and sold to investors who are resident for income tax purposes in countries listed in the Decree of the Ministry of Finance of Italy of September 4, 1996, as amended. A copy of the decree can be obtained from the website of the Ministry of Finance of Italy at www.finanze.it. You also understand that it is the intention of Telecom Italia that the notes will be held only by investors resident in countries identified in the above mentioned decree. If Telecom Italia becomes the obligor under the notes due to substitution or otherwise (see “—Mergers and Similar Events”) and Telecom Italia was obligated to withhold on any payments made on the notes, there would be no obligation to gross up such payments to investors resident in the countries identified in the above Decree (including investors resident in the United States) who do not furnish the required certifications under applicable Italian tax requirements. See “—Payment of Additional Amounts”.

The following is the current exclusive list of countries or territories where, if the notes were held by residents for income tax purposes of such countries or territories, and Telecom Italia were to become the obligor on the notes, Telecom Italia would have an obligation to gross up payments in the event of a withholding on any payments on the notes, subject to the limitations set forth under “—Payment of Additional Amounts”: Albania, Algeria, Argentina, Australia, Austria, Bangladesh, Belarus, Belgium, Brazil, Bulgaria, Canada, China (People’s Republic), Croatia, Czech Republic, Denmark, Ecuador, Egypt, Estonia, Finland, France, Germany, Greece, Hungary, India, Indonesia, Ireland, Israel, Ivory Coast, Japan, Kazakhstan, Kuwait, Lithuania, Luxembourg, Macedonia, Malta, Mauritius, Mexico, Morocco, The Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Portugal, Romania, Russian Federation, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sri Lanka, Sweden, Tanzania, Thailand, Trinidad and Tobago, Tunisia, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States of America, Venezuela, Vietnam, Yugoslavia and Zambia.

You also understand the notes have not been and will not be offered, sold or delivered in Italy or to investors resident in Italy. Investors resident in Italy for tax purposes may suffer adverse tax consequences from holding the notes and in connection therewith there is no obligation for either TI Capital or Telecom Italia to gross up any payment on the notes made to Italian investors. See also “Notice to Investors in Italy”.

CERTAIN TAX CONSIDERATIONS

The following description of certain tax considerations supplements and, as relevant, amends the description under the heading “Certain Tax Considerations” in the accompanying prospectus.

Holders should consult their own tax advisors concerning the consequences, in their particular circumstances, under the U.S. Internal Revenue Code of 1986, as amended, and the laws of any other taxing jurisdiction, including Luxembourg and Italy, of the ownership of the notes.

United States Federal Income Tax Considerations

As a result of recent legislation, capital gain of a non-corporate United States Holder is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year and the gain is recognized in a taxable year beginning before January 1, 2011, rather than before January 1, 2009 as under previous law.

As described above in “Description of Notes and Guarantees—Redemption at TI Capital’s Option”, TI Capital has the right to redeem the notes beginning on                          , 2008. As a result, TI Capital may redeem the notes for a price which may exceed the face amount of the notes plus accrued but unpaid interest. If the United States Internal Revenue Service were to find that the exercise of TI Capital’s option to redeem the notes was not a remote contingency, it might maintain that the notes are subject to the contingent payment debt instrument rules of Treas. Reg. Sec. 1.1275-4 (the “CPDI rules”). In this case, United States Holders, as defined in the accompanying prospectus, may be required to accrue original issue discount on the notes for United States federal income tax purposes based on a comparable yield for the notes and a projected payment schedule determined pursuant to the CPDI rules. The comparable yield and projected payment schedule cannot be determined at this time.

Luxembourg Tax Considerations

The statements herein regarding taxation in Luxembourg are based on the laws in force in the Grand Duchy of Luxembourg as of the date of this prospectus supplement and are subject to any changes in law. The following summary does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to purchase, own, exchange or dispose the notes.

Luxembourg tax residency of the holders of the notes

A holder of the notes will not become resident, or be deemed to be resident, in Luxembourg by reason only of the holding of the notes, or the execution, performance, delivery, exchange and/or enforcement of the notes.

Withholding tax

Under Luxembourg tax law currently in effect, with the exception of interest paid to individuals who are resident for tax purposes in Luxembourg and those resident in other EU Member States who do not follow the procedures noted below, there is no withholding tax on payments of interest (including accrued but unpaid interest) made to holders of the notes. There is also no Luxembourg withholding tax, with the exception of payments of accrued but unpaid interest made to individuals, upon repayment of the principal or upon redemption or exchange of the notes.

A 10% withholding tax has been introduced, as from January 1, 2006, on interest payments made by Luxembourg paying agents (defined in the same way as in the Savings Directive) to Luxembourg individual residents.

Under the Luxembourg laws dated June 21, 2005 implementing the European Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”) and several agreements concluded between Luxembourg and certain dependent territories of the European Union, a Luxembourg based paying agent (within the meaning of the Savings Directive) is required since July 1, 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, for the benefit of) an individual resident in another EU Member State or certain dependent territories of the European Union, unless the beneficiary of the interest payments opts for the procedure of exchange of information or the tax certificate procedure.

The withholding tax rate is initially 15%, increasing incrementally to 20% and to 35%. This withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain other countries.

Taxation of the Holder of the Notes

Taxation of Luxembourg non-residents

Holders of the notes who are non-residents of Luxembourg and who have neither a permanent establishment nor a fixed base of business in Luxembourg with which the holding of the notes is connected are not liable to any Luxembourg income tax, whether they receive repayments of principal, payments of interest (including accrued but unpaid interest), payments received upon the redemption or the exchange of the notes, or realize capital gains on the sale of any notes.

Taxation of Luxembourg residents

Luxembourg resident holders of the notes, or non-resident holders of the notes who have a permanent establishment or a fixed base of business in Luxembourg with which the holding of the notes is connected will not be liable for any Luxembourg income tax on repayment of principal.

Luxembourg resident individuals

The 10% Luxembourg withholding tax (see the above section “—Withholding tax”) represents the final tax liability for the Luxembourg individual resident taxpayers receiving the payment within the framework of his/her private estate.

Other Luxembourg individuals must include, for income tax purposes, any interest received in their taxable income. The 10% withholding tax will be credited against their income tax liability.

Luxembourg resident individual holders of the notes are not subject to taxation on capital gains upon the disposal of the notes, unless the disposal of the notes precedes the acquisition of the notes or the notes are disposed of within six months of the date of acquisition of these notes. Upon redemption of the notes, accrued but unpaid interest is subject to the 10% withholding tax. Such interest must also be included in the taxable income of Luxembourg resident individuals receiving the income as business income, with a credit for the withholding tax.

Luxembourg resident companies

Luxembourg resident companies (sociétés de capitaux) holders of the notes or foreign entities of the same type which have a permanent establishment in Luxembourg with which the holding of the notes is connected, must include in their taxable income any interest accrued and the difference between the sale, exchange or redemption price (including accrued but unpaid interest) and the lower of the cost or book value of the notes sold, redeemed or exchanged.

Luxembourg resident companies benefiting from a special tax regime

Luxembourg resident companies holders of the notes which are companies benefiting from a special tax regime (such as holding companies subject to the law of July 31, 1929 as amended by the law of June 21, 2005 and undertakings for collective investment subject to the law of December 20, 2002) are tax exempt entities in Luxembourg, and are thus not subject to any Luxembourg tax (i.e., corporate income tax, municipal business tax and net wealth tax) other than the subscription tax calculated on their share capital or net asset value.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a holder of the notes, unless (i) such holder of the notes is a fully taxable Luxembourg resident company or (ii) the notes are attributable to an enterprise or part thereof which is carried on by a non-resident company through a Luxembourg permanent establishment.

Other Taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by holders of the notes as a consequence of the issuance of the notes, nor will any of these taxes be payable as a consequence of a subsequent transfer or redemption or exchange of the notes.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the notes or in respect of the payment of interest or principal under the notes or the transfer of the notes. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer, if for Luxembourg value added tax purposes such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No inheritance tax is levied on the transfer of the notes upon death of a holder of the notes in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. No gift tax is levied in Luxembourg on the transfer of the notes by way of gift unless the gift is registered in Luxembourg.

Italian Tax Considerations

Capital Gains on the Notes

Capital gains realized by non-residents from the sale of the notes are in principle not subject to tax in Italy. However, a 12.5% substitute tax may apply to the extent the notes are located in the Italian territory if the notes are not listed on a regulated market. Although the notes are expected to be listed on the regulated market of the Luxembourg Stock Exchange, if the notes are not listed on a regulated market such 12.5% substitute tax may apply to the extent the notes are located in the Italian territory unless one of the two following sets of requirements is satisfied:

(1)	•	the holder is resident of a country which allows an adequate exchange of information with Italy or, in the case of institutional investors not subject to tax, they are established in such country; and

	•	the relevant Italian withholding agent, if any, receives a self-declaration from the holder of the notes which states that the holder is a resident of that country. The self-declaration, which must be in conformity with the model approved by the Ministry of Economy and Finance (approved in Decree of the Ministry of Economy and Finance of December 12, 2001, published in the Ordinary Supplement No. 287 to the Official Journal No. 301 of December 29, 2001), is valid until revoked by the investor and does not have to be filed if an equivalent self-declaration (including Form 116/IMP) has been submitted to the same intermediary for the same or different purposes; in the case of institutional investors not subject to tax, the institutional investor shall be regarded as the beneficial owner and the relevant self-declaration shall be produced by the management company;

or

(2)	•	the holder is resident in a country which has entered into a double taxation convention with Italy that provides for the exclusive right to tax such gains in the holder’s country of residence; and

	•	the relevant Italian withholding agent, if any, receives a declaration signed by the tax authorities of the country of residence of the holder of the notes which states that the holder is a resident of that country for tax purposes.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus between Telecom Italia, TI Capital and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of notes set forth opposite the name of such underwriter below.

Principal amount
Underwriter	notes	notes	Floating rate notes
Credit Suisse Securities (USA) LLC	$	$	$
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Merrill Lynch International
Morgan Stanley & Co. Incorporated

Total	$	$	$

The underwriters will initially offer to sell the notes to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may sell notes to securities dealers at a discount from the public offering price of up to     % of the principal amount of the              notes,     % of the principal amount of the              notes and     % of the principal amount of the floating rate notes. These securities dealers may resell any notes purchased from the underwriters to other broker or dealers at a discount from the public offering price of up to     % of the principal amount of the              notes,     % of the principal amount of the              notes and     % of the principal amount of the floating rate notes. If the underwriters cannot sell all the notes at the offering price, they may change the offering price and the other selling terms.

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all of the notes if any of the notes are purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the underwriting commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

TI Capital and Telecom Italia have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions contained in the underwriting agreement, including the receipt by the underwriters of officer’s certificates and legal opinions, being satisfied. The underwriters reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

Each series of the notes is a new issue of securities with no established trading market. We will apply, following issuance of the notes, for the listing of the notes on the regulated market of the Luxembourg Stock Exchange. The underwriters have advised us that they presently intend to make a market in the notes after completion of this offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. A liquid or active public trading market for the notes may not develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. The underwriters are not required to engage in any of these activities. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters and/or their affiliates have provided investment banking, commercial banking and/or financial advisory services to Telecom Italia or its affiliates in the past, for which they have received customary compensation and expense reimbursement, and may do so again in the future.

The underwriters expect to make offers and sales both inside and outside of the United States through their selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. The underwriters are expected to make offers and sales in the United States through their respective selling agents in the United States.

Certain underwriters will make the notes available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communication between such underwriters and their customers and is not a party to any transaction. Market Axess Corporation, a registered broker-dealer, will receive compensation from such underwriters based on transactions such underwriters conduct through the system. Such underwriters will market the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Delivery of the notes will be made against payment on             , 2006. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Selling Restrictions

No underwriter is authorized to make any representation or use any information in connection with the issue, offering and sale of the notes other than as contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus or incorporated by reference herein, or such other information relating to TI Capital, Telecom Italia and the notes which we have authorized to be used or is otherwise publicly available.

General. Other than in the United States, no action has been or will be taken by TI Capital (prior to the issue date), Telecom Italia or by or on behalf of any underwriter which would permit a public offering of any of the notes or distribution of a prospectus or offering material in any jurisdiction where there are requirements for such purpose to be complied with. Accordingly, notes may not be offered or sold, directly or indirectly, and neither this prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction other than the United States except under an exemption that would result in compliance with any applicable laws and regulations. Each underwriter has represented and agreed that it will only offer, sell or deliver any notes or distribute copies of this prospectus or any other document relating to the notes in the countries listed in the Decree of the Ministry of Finance of Italy of September 4, 1996, as amended. A copy of the decree can be obtained from the website of the Ministry of Finance of Italy at www.finanze.it.

Each underwriter will to the best of its knowledge comply with all relevant laws, regulations and directives in each jurisdiction in which it offers, sells, or delivers notes or has in its possession or distributes this prospectus or any amendment or supplement thereto or any other offering material.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State (provided that the notes have not been and will not be offered, sold or delivered in Italy or to investors resident in Italy) at any time:

•	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the foregoing, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Italy. No application has been made to obtain an authorization from CONSOB for a public offering of the notes. Each underwriter represents, warrants and agrees that it has not offered or sold, and will not offer or sell, any notes in Italy or to investors resident in Italy and will not distribute copies of this prospectus or any other document relating to the notes in Italy. Furthermore, secondary trades by professional investors to persons who are not professional investors in Italy for one year from the issuance should be made using an Italian information document drafted in accordance with Article 100bis, paragraph 2, of the UFA, failing which such professional investors would be liable for the solvency of the issuer vis-a-vis any purchasers of the notes who are not professional investors.

United Kingdom. Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to TI Capital or Telecom Italia; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such notes in, from or otherwise involving the United Kingdom.

Japan. The notes offered hereby have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that the notes offered hereby which it purchases will be purchased by it as principal and that, in connection with the offering of the notes offered hereby, it has not offered or sold, and will not offer or sell, directly or indirectly, any notes in Japan or to, or for the account of, any resident thereof or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the account of, any resident thereof, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

France. Each underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in France and (ii) it has not released, issued, distributed or caused to be released, issued or distributed and will not release, issue, distribute or cause to be released, issued or distributed in France this prospectus or any other offering material relating to the notes and has not used and will not use such material in connection with any offer for subscription or sale of the notes to the public in France. In France, such offers, sales, releases, issuances and distributions will have been and shall only be made to (a) qualified investors (investisseurs qualifiés) and/or (b) a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, as defined in Articles D.411-1, D.411-4, D.734-1, D.744-1, D.754-1, and D.764-1, and/or (c) to persons providing the investment service of portfolio management with third parties’ funds, all as defined in and in accordance with Article L. 411-2 of the French Code monétaire et financier.

Such notes may be resold only in compliance with Articles L. 411-1 Seq. L. 412-1 and L. 621-8 to L. 621-8-3 of the Code monétaire et financier. Investors in France and persons into whose possession offering material comes must inform themselves about and observe any such restrictions.

VALIDITY OF THE NOTES AND GUARANTEES

The validity of the notes in respect of which this prospectus is being delivered and other matters of Luxembourg law will be passed upon for TI Capital by Linklaters Loesch. The validity of the guarantees under Italian law relating to the notes offered through this prospectus and other matters of Italian law will be passed upon for Telecom Italia by Labruna Mazziotti Segni. The enforceability of the notes and guarantees under New York law and certain matters of United States law relating to the notes and guarantees offered through this prospectus will be passed upon for Telecom Italia and TI Capital by Morgan, Lewis & Bockius LLP. Certain matters of Italian tax law will be passed upon for Telecom Italia by Maisto e Associati Associazone Professionale. The underwriters are being represented by Sullivan & Cromwell LLP, London, England, for matters of United States law, and by Chiomenti Studio Legale for matters of Italian law.

EXPERTS

The consolidated financial statements of Telecom Italia appearing in the Telecom Italia Annual Report (Form 20-F) for the year ended December 31, 2005, have been audited by Reconta Ernst & Young S.p.A., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TELECOM ITALIA CAPITAL

$                 % Guaranteed Senior Notes due

$                 % Guaranteed Senior Notes due

$             Guaranteed Senior Floating Rate Notes due

Guaranteed on a senior, unsecured basis by Telecom Italia S.p.A.

PROSPECTUS SUPPLEMENT

                    , 2006

Joint Bookrunners

CREDIT SUISSE	JPMORGAN

LEHMAN BROTHERS

MERRILL LYNCH & CO.	MORGAN STANLEY